

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Via U.S. Mail and Facsimile

Robert L. Johnson
President and Chief Executive Officer
Charter Financial Corporation
1233 O.G. Skinner Drive
West Point, GA 31833

> **Re:** **Charter Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed June 18, 2010**
> **File No. 333-167634**

Dear Mr. Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 18, 2010

General

1. Please advise us whether you intend to market the offering prior to effectiveness using a preliminary prospectus or if you intend to solicit or accept subscriptions prior to effectiveness.

2. The disclosure on page 25 clarifies that investors will not know the actual offering price prior to submitting an irrevocable order form. Please advise us how the failure to provide the price prior to the time of sale comports with Rule 159.

3. We note that the order form is not a part of the prospectus. Please provide an analysis as to how the written order form, when distributed to potential investors, will comply with Section 5(b)(1) of the Securities Act of 1933.

4. We note the estimated price range of $7.31 to $11.37. Please tell us how you concluded that the range is *bona fide* for purposes of the requirements of Item 501(b)(3) of Regulation S-K.

5. Please tell us why you have not registered the subscription rights. Refer to Section 2(a)(1) of the Securities Act of 1933.

6. Please tell us how Charter Financial Corporation concluded that it was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act after it filed a Form 25 but before it filed a Form 15 in 2007.

7. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

8. Please note the updating requirements of Rule 3-12 of Regulation S-X.

9. Please revise to explain the difference between covered and non-covered assets where these terms are first used in the document. We note that these terms are explained after first use.

Prospectus Cover Page

10. Please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Summary, page 1

How We Will Determine the Actual Price Per Share, page 8

11. We note that you currently intend for the public offering price to be determined after the effective date of the registration statement. Please include in your next pre-effective amendment the offering expiration date. If the date has not been finalized by then, please provide us with a range of dates within which you anticipate the offering will expire.

Risk Factors, page 16

The United States economy remains weak …, page 16

12. Where you disclose non-covered amounts throughout the document, please also disclose corresponding covered amounts, where applicable.

Our business may be adversely affected …, page 17

13. Please revise this risk factor to disclose the total dollar amount of subprime loans held as of the most recent practicable date. Also disclose the standard used for determining whether a loan is categorized as subprime.

Our non-covered non-residential loans increase our exposure …, page 17

14. Please revise this risk factor to disclose the total amount of covered and non-covered non-performing non-residential loans. In addition, identify the total amount of non-residential loans made to the three largest borrowers.

If the allowance for loan losses …, page 18

15. Please revise to disclose total non-performing asset information as of June 30, 2010.

Management, page 104

Cash Compensation, page 111

16. It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05

Impact of Performance on Cash Compensation, page 111

17. Please revise to disclose the performance goals established under the incentive compensation plan for fiscal year 2009. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04. We note the disclosure of the threshold performance target on page 113. We also note that no incentive compensation was paid for 2009 performance.

Grants of Plan-Based Awards, page 118

18. Based on the disclosure provided in your Compensation Discussion and Analysis, it appears that the Grants of Plan-Based Awards table should include threshold, target and maximum estimated future payouts under non-equity incentive plans. Please revise accordingly. Refer to Item 402(d) of Regulation S-K and Instruction 2 to that item. We note that no payments were made under the non-equity incentive plan for fiscal 2009 performance.

Transactions With Certain Related Persons, page 127

19. We note the disclosure made in reliance on Instruction 4.c. to Item 404(a) of Regulation S-K. With respect to loans made to related persons, as that term is defined in Instruction 1 to Item 404(a), with terms that are generally available to all employees, but that are more favorable than those available to persons unrelated to the lender, please disclose the information required by Item 404(a)(5) of Regulation S-K. Alternatively, provide us with your analysis explaining why this disclosure is not required. Refer to Regulation S-K Compliance & Disclosure Interpretation 130.05 for guidance.

Item 16. Exhibits and Financial Statement Schedules, page II-3

20. We note the disclosure in your document regarding the Incentive Compensation Plan. Please tell us why you have not filed this plan as an exhibit to your registration statement. Please note that if the plan is not set forth in a formal document, a written description of the plan should be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Item 17. Undertakings, page II-4

21. Please include the undertaking required by Item 512(c) of Regulation S-K or tell us why this undertaking is not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Robert L. Johnson
Charter Financial Corporation
July 15, 2010
Page 6

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Eric Luse, Esq.
        Robert B. Pomerenk, Esq.
            Luse Gorman Pomerenk & Schick, P.C.